AGL Resources Inc.
Statement Setting Forth Ratio of Earnings to Fixed Charges

Dollars in millions	Fiscal 2011	Fiscal 2010	Fiscal 2009	Fiscal 2008	Fiscal 2007
Earnings before income taxes	$311	$390	$384	$369	$368
Add:
Fixed charges (see “B” below)	145	123	115	127	134
Amortization of capitalized interest	1	-	-	-	-
Less:
Interest capitalized	(1)	(5)	(3)	(2)	-
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(14)	(16)	(27)	(20)	(30)
Adjusted Earnings (A)	$442	$492	$469	$474	$472

Fixed charges
Interest on long-term debt	$101	$109	$98	$96	$97
Other interest, including amortized premiums, discounts and capitalized expenses related to indebtedness liability	37	7	10	24	30
Estimated interest components of rentals	7	7	7	7	7
Total fixed charges (B)	$145	$123	$115	$127	$134

Ratio of earnings to fixed charges (A)/(B)	3.05	4.00	4.08	3.73	3.52